The Very Good Food Company |
2021 Annual Report
Exhibit 99.2
CONSOLIDATED
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Expressed in Canadian dollars)

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
The Very Good Food Company Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of The Very Good Food Company Inc. (and subsidiaries) (the Company) as of December 31, 2021 and 2020, the related consolidated statements of net loss and comprehensive loss, change in equity (deficiency), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

The Very Good Food Company Inc

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2020.
Vancouver, Canada
March 31, 2022

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at	Notes	December 31, 2021	December 31, 2020

Assets
Current assets

Cash and cash equivalents		$ 21,975,653	$ 25,084,083

Accounts receivable	4	2,101,842	449,583

Inventory	5	8,474,255	1,195,535

Prepaids and deposits	6	8,640,286	1,887,035

Loan to related party	14	410,268	-

Total current assets		41,602,304	28,616,236

Right-of-use assets	7	16,659,502	5,046,597

Property and equipment	8	15,450,608	740,728

Prepaids and deposits	6	707,110	779,036

Deferred financing costs	12	3,924,743	-

Total assets		$ 78,344,267	$ 35,182,597

Liabilities and shareholders’ equity

Current liabilities

Accounts payable and accrued liabilities	10	$ 8,109,161	$ 1,871,728

Deferred revenue		32,137	102,239

Current portion of lease liabilities	11	849,935	146,935

Current portion of loans payable and other liabilities	12	1,947,642	-

Contingent considerations	9,22	1,048,000	-

Derivative liabilities	15	3,942,002	-

Total current liabilities		15,928,877	2,120,902

Lease liabilities	11	16,764,458	5,389,352

Loans payable and other liabilities	12	5,474,605	30,000

Total liabilities		38,167,940	7,540,254

Shareholders’ equity

Share capital	16	84,751,366	39,335,150

Equity reserves		26,719,047	5,009,980

Subscription received and receivable		(3,750)	8,250

Accumulated other comprehensive (loss) income		(12,716)	6,660

Deficit		(71,277,620)	(16,717,697)

Total shareholders’ equity		40,176,327	27,642,343

Total liabilities and shareholders’ equity		$ 78,344,267	$ 35,182,597

Nature of operations and going concern uncertainty (Note 1)

Commitments (Notes 11 and 25)

Events after the reporting period (Notes 14, 17 and 18)
Approved and authorized for issue by Board of Directors on March 31, 2022

“Mitchell Scott”	“Dela Salem”
Director	Director
The accompanying notes are an integral part of these consolidated financial statements

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

Consolidated Statements of Net Loss and Comprehensive Loss
(Expressed in Canadian dollars)

	Notes	December 31, 2021	December 31, 2020

Revenue		$ 12,258,783	$ 4,636,838

Procurement expense	7, 8, 23	(8,859,932)	(3,809,732)

Fulfilment expense	7, 8, 23	(10,267,444)	(1,907,621)

General and administrative expense	7, 8, 23	(32,129,489)	(7,084,795)

Marketing and investor relations expense	23	(11,276,537)	(3,243,210)

Research and development expense	7, 8, 23	(1,974,530)	(477,750)

Pre-production expense	23	(3,214,797)	-

Operating loss		(55,463,946)	(11,886,270)

Finance expense	19	(3,024,451)	(1,842,853)

Other expense	20	(514,638)	(129,677)

Change in fair value of derivative liabilities	15	7,922,647	-

Impairment of goodwill	9	(3,479,535)	-

Net loss		(54,559,923)	(13,858,800)

Foreign currency translation (loss) income		(19,376)	6,660

Total comprehensive loss		$(54,579,299)	$(13,852,140)

Loss per share - basic and diluted		$ (0.53)	$ (0.21)

Weighted average number of shares outstanding - basic and diluted		103,401,995	66,388,474
The accompanying notes are an integral part of these consolidated financial statements

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian dollars except share amounts)

Balance at January 1, 2020	45,515,339	$2,245,422	$272,894	$–	$–	$(2,858,897)	$(340,581)

Issuance of common shares and units for cash	26,808,076	26,887,650	-	-	-	-	26,887,650

Issuance of common shares and units for finders’ fees	432,000	332,910	134,190	-	-	-	467,100

Share issuance costs	-	(5,576,272)	2,638,247	-	-	-	(2,938,025)

Issuance of common shares pursuant to the exercise of stock options	2,358,167	989,522	(375,146)	(6,250)	-	-	608,126

Issuance of common shares and units pursuant to the exercise of warrants	13,369,876	11,680,958	(812,007)	(5,000)	-	-	10,863,951

Issuance of common shares pursuant to the conversion of convertible debentures	7,494,716	1,873,222	-	-	-	-	1,873,222

Issuance of units for services	166,670	21,241	3,760	-	–	–	25,001

Issuance of common shares for services	39,263	65,978	-	-	-	-	65,978

Issuance of warrants for services	-	-	367,554	-	-	-	367,554

Issuance of shares for debt settlement	456,325	814,519	-	-	–	–	814,519

Share-based compensation	-	-	2,780,488	-	-	-	2,780,488

Subscription received	-	-	-	19,500	-	-	19,500

Foreign currency translation gain	-	-	-	-	6,660	-	6,660

Net loss for the year	-	-	-	-	–	(13,858,800)	(13,858,800)

Balance at December 31, 2020	96,640,432	$39,335,150	$5,009,980	$8,250	$6,660	$(16,717,697)	$27,642,343

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian dollars except share amounts)

Balance at January 1, 2021	96,640,432	$39,335,150	$5,009,980	$8,250	$6,660	$(16,717,697)	$27,642,343

Issuance of units for cash	20,594,750	57,778,775	-	-	-	-	57,778,775

Allocation of proceeds to derivative liability	-	(11,864,649)	-	-	-	-	(11,864,649)

Issuance of units for finders’ fees	30,000	88,680	25,920	-	-	-	114,600

Share issuance costs	-	(6,595,296)	1,415,424	-	-	-	(5,179,872)

Issuance of common shares pursuant to the exercise of stock options	231,333	432,802	(314,703)	2,500	-	-	120,599

Issuance of common shares and units pursuant to the exercise of warrants	757,250	4,191,996	(1,776,013)	(14,500)	-	-	2,401,483

Issuance of common shares for services	42,694	227,471	-	-	-	-	227,471

Issuance of common shares for acquisitions	202,005	1,156,437	-	-	-	-	1,156,437

Issuance of warrants for loan	-	-	752,559	-	-	-	752,559

Share-based compensation	-	-	21,605,880	-	-	-	21,605,880

Foreign currency translation loss	-	-	-	-	(19,376)	-	(19,376)

Net loss for the year	-	-	-	-	-	(54,559,923)	(54,559,923)

Balance at December 31, 2021	118,498,464	$84,751,366	$26,719,047	$(3,750)	$(12,716)	$(71,277,620)	$40,176,327
The accompanying notes are an integral part of these consolidated financial statements

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	December 31, 2021	December 31, 2020

Operating activities

Net loss for the year	$(54,559,923)	$(13,858,800)

Adjustments for items not affecting cash:

Finance expense	3,024,451	1,842,853

Change in fair value of derivative liabilities	(7,922,647)	-

Depreciation	1,938,058	425,276

(Gain) loss on termination of lease	(1,600)	7,533

Lease concessions	-	(16,800)

Loss on disposal of equipment	32,816	-

Impairment of equipment	101,077	-

Impairment of goodwill	3,479,535	-

Share-based compensation	21,605,880	2,780,488

Shares, units and warrants issued for services	227,471	458,533

Changes in non-cash working capital items

Accounts receivable	(1,612,791)	(376,739)

Inventory	(6,871,350)	(1,120,057)

Prepaids and deposits	(4,995,707)	(1,804,382)

Accounts payable and accrued liabilities	3,698,504	1,882,671

Deferred revenue	(70,102)	94,663

Due from related parties	-	24,280

Net cash and cash equivalents used in operating activities	(41,926,328)	(9,660,481)

Investing activities

Cash paid for acquisitions, net of cash acquired	(1,315,694)	-

Purchase of property and equipment	(12,021,319)	(564,437)

Security deposits paid for property and equipment	(2,840,116)	-

Acquisition of right-of-use assets	(67,335)	-

Loans to related parties	(1,250,000)	-

Repayment received from loans to related parties	839,732	-

Net cash and cash equivalents used in investing activities	(16,654,732)	(564,437)

Financing activities

Proceeds from the issuance of common shares and units for cash, net of issuance costs	52,713,503	24,416,725

Proceeds from the exercise of warrants	2,401,483	10,863,951

Proceeds from the exercise of stock options	120,599	608,126

Proceeds from subscriptions received	-	19,500

Proceeds from loans payable	5,171,222	499,129

Repayment of loans payable and other liabilities	(902,863)	(490,309)

Deferred financing costs paid	(2,262,039)	-

Proceeds from loan payable to related parties	-	400,000

Repayment of loan payable to related parties	-	(400,000)

Payments of lease liabilities	(1,591,300)	(163,811)

Payments of lease deposits	-	(779,036)

Interest paid	(159,276)	(73,288)

Net cash and cash equivalents provided by financing activities	55,491,329	34,900,987

Effects of exchange rate changes on cash and cash equivalents	(18,699)	2,404

(Decrease) increase in cash and cash equivalents	(3,108,430)	24,678,473

Cash and cash equivalents, beginning of year	25,084,083	405,610

Cash and cash equivalents, end of year	$ 21,975,653	$ 25,084,083

Cash and cash equivalents consist of:

Cash	$ 21,875,653	$ 24,019,083

Redeemable guaranteed investment certificate (“ GIC ”)	-	1,000,000

Restricted redeemable GIC	100,000	65,000

Total cash and cash equivalents	$ 21,975,653	$ 25,084,083

Supplemental cash flow information (Note 21)
The accompanying notes are an integral part of these consolidated financial statements

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

1.	Nature of operations and going concern uncertainty
The Very Good Food Company Inc. (the “
Company
”) was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada. The Company is an emerging plant-based food technology company that designs, develops, produces, distributes, and sells a variety of plant-based meats and other food alternatives. To date, the Company has developed a core product line under The Very Good Butchers brand. The Company changed its name from The Very Good Butchers Inc. to The Very Good Food Company Inc. on October 1, 2019.
Effective June 18, 2020, the Company’s common shares commenced trading on the Canadian Securities Exchange (the “
CSE
”) under the symbol “VERY”. Effective July 27, 2020, the Company’s shares commenced trading on the Frankfurt Stock Exchange under the symbol “0SI”. Effective October 14, 2020, the Company’s shares commenced trading on the OTC QB Market under the symbol “VRYYF”. Effective March 17, 2021, the Company’s shares commenced trading on the TSX Venture Exchange. The Company ceased trading on the CSE on March 16, 2021. Effective October 13, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “VGFC”.
The Company’s registered and records office are located at 800 – 885 West Georgia Street, Vancouver, British Columbia, BC V6C 3H1.
These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future.
For the year ended December 31, 2021, the Company generated a net loss of $54,559,923 (2020 - $13,858,800) and negative cash flows from operations of $41,926,328 (2020 - $9,660,481). The Company expects to incur further losses in the development of its business and has significant capital projects planned. The continued operations of the Company are dependent on management’s ability to manage costs, raise additional equity or debt, and on future profitable operations. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. Furthermore there can be no assurances that the Company will be able to raise funds through future debt or equity issuances. As a result of these conditions, management has concluded, in making its going concern assessment, that there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.
These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.
Covid-19
Estimation Uncertainty
On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (“
COVID-19
”) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential
businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. As at December 31, 2021, the Company has not observed any material impairments of our assets or a significant change in the fair value of assets due to the
COVID-19
pandemic.
The situation is dynamic and the ultimate duration and magnitude of the impact of
COVID-19
on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. These impacts could include the ability of the Company to raise capital, the impairment in the value of our long-lived assets, or potential future decreases in revenue or the profitability of our ongoing and future operations. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

2.	Basis of presentation and measurement
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“
IFRS
”) as issued by the International Accounting Standards Board (“
IASB
”) and interpretations of the International Financial Reporting Committee (“
IFRIC
”). The consolidated statements of the Company for the year ended December 31, 2021, were authorized for issue by the Board of Directors on March 31, 2022.
Basis of presentation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: The Very Good Butchers Inc., 1218169 B.C. Ltd., 1218158 B.C. Ltd., The Cultured Nut Inc., and Lloyd-James Marketing Group Inc., companies incorporated in the province of British Columbia, Canada, and VGFC Holdings LLC, a company incorporated in the state of Delaware, U.S.A.
The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company balances and transactions have been eliminated on consolidation.
These consolidated financial statements have been prepared on an accrual basis and are based on historical costs. The presentation and functional currency of the Company is the Canadian dollar. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the financial statements have been included.
The Company structures its consolidated statements of net loss and comprehensive loss on a functional basis. For that purpose, the Company defines cost of sales as procurement expense and gross profit as revenues less procurement expense.
Critical accounting estimates and judgements
The preparation of these consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these judgments, estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions.
Information on significant areas of judgement that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following:
The determination of the ability of the Company to continue as a going concern is a key area of judgment applied in the preparation of the consolidated financial statements as discussed above in note 1. Amortization of right-of-use
assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any indicators of impairment of these assets is dependent upon judgments that take into account factors such as economic and market conditions and the useful lives of assets.
Information on significant areas of uncertainty and critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following:

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

2.	Basis of presentation and measurement (continued)
Share-based compensation
The Company utilizes the Black-Scholes Option Pricing Model (“
Black-Scholes
”) to estimate the fair value of stock options and warrants granted to directors, officers, employees and service providers and to determine the fair value of its warrant derivative liability. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value. See also notes 15 and 18.
Carrying value of inventory
The Company records valuation adjustments for inventory by comparing the inventory cost to its net realizable value. The process requires the use of estimates and assumptions related to future market demand, costs and prices. Such assumptions are reviewed periodically and may have a significant impact on the valuation adjustments for inventory.
Business combinations
Judgment is used in determining whether an acquisition is a business combination or an asset acquisition and assessing whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed.
Impairment
The Company assesses impairment of
non-financial
assets such as goodwill,
right-of-use
assets, and property and equipment.
Goodwill is subject to impairment testing on an annual basis. However, if indicators of impairment are present, the Company will review goodwill for impairment when such indicators arise. In addition, at each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.
Goodwill and long-lived assets are reviewed for impairment by estimating the recoverable amount of each cash generating unit (“
CGU
”) or groups of CGUs to which the goodwill or long-lived assets relate. Management estimates the recoverable amount of the CGUs based on the higher of value-in-use
(“
VIU
”) and fair value less costs of disposal (“
FVLCD
”). The VIU calculations are based on the present value of expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s goodwill or long-lived assets in subsequent reporting periods.
Leases
The lease liability and
right-of-use
asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable
term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies
The following significant accounting policies have been applied consistently to all periods presented in these consolidated financial statements.
Cash and cash equivalents
Cash and cash equivalents is comprised of cash deposits and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.
Inventory
Inventory consists primarily of finished goods, packaging and restaurant supplies and raw materials. Inventory is measured at the lower of cost and net realizable value. Inventory costs include direct labor and certain overhead expenses such as in-bound
shipping and handling costs incurred to bring the inventory to its present location and conditions. Cost is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to procurement expense.
Financial instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, deposits, loan to related party, accounts payable and accrued liabilities, loans payable and derivative liabilities. All of the Company’s financial instruments are measured at amortized cost, with the exception of its derivative liabilities, which are measured at fair value through profit or loss.
(i) Classification and subsequent measurement
Financial assets
On initial recognition, a financial asset is required to be classified in one of the following categories: amortized cost; fair value through other comprehensive income (“
FVOCI
”); or fair value through profit or loss (“
FVTPL
”).
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on the classification of the financial instrument. Transaction costs are included in the initial carrying amount of financial instruments except for financial instruments classified as FVTPL in which case transaction costs are expensed as incurred.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (“
OCI
”). This election is made on an
investment-by-investment
basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
Financial assets: Subsequent measurement and gains and losses

●	Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in net loss.

●
Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statement of net loss and comprehensive loss. Any gain or loss on derecognition is recognized in net loss.

●
Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in net loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to net loss.

●
Equity investments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognized as income in net loss and unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to net loss.

Financial liabilities
Financial liabilities are classified as other liabilities at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading,
it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in net loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense, foreign exchange gains and losses, or gains and losses on derecognition are recognized in net loss.
(ii) Derecognition
Financial assets
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Company enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position but retains

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.
Financial liabilities
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash
assets transferred or liabilities assumed) is recognized in net loss.
(iii) Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
(iv) Impairment
Credit-impaired financial assets
At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
The Company measures loss allowances on amounts receivable at an amount equal to lifetime expected credit losses (“
ECL
”). When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when:

●	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or

●	the financial asset is more than 90 days past due.
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the entity expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
Write-off
The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.
(v) Fair values
Fair value measurements recognized in the consolidated statement of financial position must be categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are expensed when incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in net loss.
Depreciation is calculated on a straight-line method to allocate their cost less their residual values over the following estimated useful lives:

Class of property and equipment	Useful lives in years

Restaurant and production equipment	5 - 15 years

Furniture and fixtures	5 years

Computer equipment and software	1 – 2 years

Leasehold improvements	Term of lease, or estimated useful life of specific improvements if shorter

Vehicles	5 years or the estimated useful life of specific vehicle
Impairment of
non-financial
assets
At each reporting period, the Company assesses whether there are indicators of impairment for its non-financial
assets. If indicators exist, the Company determines if the recoverable amount of the asset or CGU is greater than its carrying amount. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
If the carrying amount exceeds the recoverable amount, the asset or CGU is recorded at its recoverable amount with the reduction recognized in profit or loss. The recoverable amount is the greater of the value in use or fair value less costs to sell. Fair value is the amount the asset could be sold for in an arm’s length transaction. The value in use is the present value of the estimated future cash flows of the asset from its continued use. The fair value less costs to sell considers the continued development of a property and market transactions in a valuation model.
Impairments are reversed in subsequent periods when there has been an increase in the recoverable amount of a previously impaired asset or CGU and these reversals are recognized in profit or loss. The recovery is limited to the original carrying amount less depreciation, if any, that would have been recorded had the asset not been impaired.
Leases
At inception of a contract, the Company assesses whether a contract is or contains a lease based on the definition of a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines
or directs how and for what purpose the asset is used.
The Company recognizes a
right-of-use
asset and lease liability at the lease commencement date. The right-of-use
assets are initially measured at the amount of the lease liability plus initial direct costs incurred by the lessee. Adjustments may also be required for lease incentives, payments at or prior to commencement and restoration obligations.
The
right-of-use
assets are depreciated to the earlier of the end of the useful life of the right-of-use
asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits.
The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise. The lease liability is subsequently measured at amortized cost using the effective interest rate method. It is remeasured when there are changes in the following: i) the lease term; ii) the Company’s assessment of whether it will exercise a purchase option; iii) a change in an index or a change in the rate used to determine the payments; and iv) amounts expected to be payable under residual value guarantees.
Some of the Company’s leases contain extension options. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use
assets recognized.
Unit financing
In a unit financing where the Company issues common shares with an attached warrant, the warrants issued to investors and any warrants issued to brokers are accounted for as follows:

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
The fair value of investor warrants is measured based on the unit price paid by the investor compared to the fair value of the common shares on the issuance date. If the unit price is greater than the common share price, the excess is considered the fair value of the investor warrant. If the unit price is less than the common share price, no fair value is assigned to the warrant. The fair value of the common shares is recognized in share capital and the fair value of the investor warrants is recognized in reserves.
The fair value of investor warrants with an exercise price denominated in a foreign currency are accounted for as a derivative liability and the fair value is estimated using the Black-Scholes option pricing model on the date of issuance. The fair value is netted against the proceeds from issuance of the units.
The fair value of broker warrants is measured and recognized on the date of issuance, using the Black-Scholes option pricing model. The fair value is recognized as a share issuance cost with a corresponding increase in equity reserves.
Share-based compensation
The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.
The grant date fair value of share-based compensation awards granted to employees is recognized as share-based compensation expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market
vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market
performance conditions at the vesting date. For share-based compensation awards with non-vesting
conditions, the grant date fair value of the share-based compensation is measured to reflect such conditions and there is no true-up
for differences between expected and actual outcomes.
Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.
All equity-settled share-based compensations are reflected in equity reserves, unless exercised. Upon exercise, shares are issued from treasury and the amount reflected in equity reserves is credited to share capital, adjusted for any consideration paid.
Revenue recognition
The Company generates revenue from the sale of vegan meats through a storefront, a vegan restaurant, public markets, wholesale arrangements and online eCommerce sales. The time between invoicing and when payment is due is not significant and none of the Company’s contracts contain a significant financing component.
The Company follows IFRS 15,
Revenue from Contracts with Customers
(“
IFRS 15
”), to recognize its revenue. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15 the Company’s accounting policy for revenue recognition is as follows: i) identify the contract with the customer; ii) identify the performance obligation(s) in the contract; iii) determine the transaction price; iv) allocate the transaction price to the performance obligation(s); and (v) recognize revenue when (or as) performance obligation(s) are satisfied.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
For storefront, restaurant and public market sales, revenue is recognized immediately upon providing the customer with the product. For wholesale arrangements and online eCommerce sales, revenue is recognized when delivery has occurred and there is no unfulfilled obligation that could affect the customer’s acceptance. These criteria are generally met at the time the product leaves the Company’s premises as at that point, control has passed to the customer. For online eCommerce sales where consideration is received before the service is provided, the Company accounts for those pending sales as deferred revenue. Revenue is measured based on the price specified in the Company’s invoice provided to the customer. The Company does not have any multiple-element revenue arrangements. Revenue is presented net of discounts and sales and other related taxes.
The Company routinely offers sales discounts and promotions through various programs to its customers and consumers. These programs include rebates, temporary on shelf price reductions, off invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.
Procurement expense
Procurement expense consist of the purchase price of the raw material and inventory packaging, inbound shipping charges, director labour and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Inbound shipping charges from suppliers are included in inventory and recognized as procurement expense upon the sale of product to customer. Procurement expense also include expenses associated with storefront and restaurant operations, including food costs, direct labour and other attributable overhead expenses.
Fulfilment expense
Fulfilment expense include third-party fulfilment cost for picking and packing of orders, fulfilment packaging costs, direct fulfilment labour, merchant processing fees, outbound shipping and freight costs and warehousing fees.
General and administrative expense
General and administrative expense are primarily comprised of administrative expenses, non-production
salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production
rent expense, depreciation and amortization expense on non-production assets and other non-production
operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.
Research and development expense
Research and development expense are primarily incurred to develop new products as well as enhancing existing products for the Company. These costs consist of material and ingredients used for research and development, research and development staff cost including wages, salaries and benefits, including associated share-based compensation and depreciation on research and development assets.
Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred income tax:
Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Functional and presentation currency
The Company’s reporting currency is the Canadian dollar. The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar, while the functional currency of its US subsidiary is the US dollar. Transactions denominated in currencies other than the functional currency are translated using the exchange rate in effect on the transaction date or at the annual average rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange in effect at the consolidated statement of financial position date.
Non-monetary
items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in the consolidated statement of net loss and comprehensive loss.
For purposes of consolidation, the assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the rate of exchange in effect at the financial statement date. Revenue and expenses of the foreign operations are translated to Canadian dollars at exchange rates at the date of the transactions. Foreign currency differences resulting from translation of the accounts of foreign operations are recognized directly in other comprehensive income and are accumulated in accumulated other comprehensive income as a separate component of shareholders’ equity.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
Loss per share
Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has a loss in all periods presented, the potential effect of share options and warrants has not been included in this calculation as they would be anti-dilutive.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recognized and measured at the amounts agreed between the parties.
Government grants
The Company classifies forgivable loans from the government as a government grant when there is a reasonable assurance that the Company will meet the terms for forgiveness on the loan. If this threshold is not met, the Company classifies forgivable loans as other liabilities, measured initially at fair value in accordance with IFRS 9,
Financial Instruments
.
Government grants and assistance are recognized as a reduction in the related expense in the period in which there is reasonable assurance that the grant or assistance has become receivable and all conditions, if any, have been or will be satisfied.
The Company applied for
COVID-19
financial relief in Canada under the Canada Emergency Wage Subsidy (“
CEWS
”) program and the Canada Emergency Business Account program (“
CEBA
”) funded by the Government of Canada. The CEWS and CEBA programs are relief programs launched by the Canadian federal government to qualifying employers to subsidize payroll costs and provide financing relief during the
COVID-19
pandemic.
The qualified amounts received under the CEWS program are
non-repayable,
and a portion of the amounts received under the CEBA program are non-repayable
if the loan is repaid by December 31, 2022 (see Note 12). During the year ended December 31, 2020, the Company recognized the CEWS proceeds as a reduction of general and administrative expense of $21,299 and of research and development expense of $4,309. In addition, the Company recognized the forgivable portion of the CEBA loan as a reduction of financing expense of $10,000.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

3.	Significant accounting policies (continued)
Accounting standards issued but not yet effective
The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.
Amendments to IAS 1: Classification of Liabilities as Current or
Non-Current
The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current
in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current
is based on the contractual arrangements in place as at the reporting date and does not impact the amount tor timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.
Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. The Company evaluated the potential impact of this amendment and is expecting minimal to no impact to the Company’s consolidated financial statements.

4.	Accounts receivable

	As at December 31, 2021	As at December 31, 2020

GST receivable	$ 1,588,641	$ 366,561

Trade accounts receivable	337,247	82,740

Accrued interest receivable	5,394	282
Other receivables	170,560	-

	$ 2,101,842	$ 449,583
Trade accounts receivable is recorded net of an allowance for doubtful accounts of $41,350 (2020 - $39,917).

5.	Inventory
Inventory consisted primarily of raw materials, packaging and restaurant supplies and finished goods which were either at the retail location, warehouses, storage space or held with third party distributors.

	As at December 31, 2021	As at December 31, 2020

Raw materials	$ 3,446,596	$ 320,346

Packaging and restaurant supplies	1,282,278	333,728
Finished goods	3,745,381	541,461

	$ 8,474,255	$ 1,195,535
Included in finished goods inventory at December 31, 2021, was $263,609 (2020 - $12,053) of depreciation expense related to property and equipment and $120,939 (2020 - $7,502) related to right-of-use
assets used in production.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

6.	Prepaids and deposits

	As at December 31, 2021	As at December 31, 2020

Prepaid expenses	$ 5,234,416	$ 432,039

Security deposits	3,345,611	1,293,272

Lease deposits (Notes 11 and 25)	767,369	940,760

	9,347,396	2,666,071

Less: current portion of prepaids and deposits	(8,640,286)	(1,887,035)

	$ 707,110	$ 779,036

7.	Right-of-use assets

	Right-of-use building	Right-of-use equipment	Right-of-use vehicle	Total

Cost

Balance, January 1, 2020	$ 289,855	$ 216,307	$ -	$ 506,162

Additions	4,990,752	5,989	23,767	5,020,508

Early termination of lease	-	(71,179)	-	(71,179)

Balance, December 31, 2020	5,280,607	151,117	23,767	5,455,491

Additions	11,081,620	1,847,264	33,157	12,962,041

Termination of lease	(7,493)	(60,218)	(23,767)	(91,478)

Foreign exchange translation adjustment	(22,245)	-	-	(22,245)

Balance, December 31, 2021	$ 16,332,489	$ 1,938,163	$ 33,157	$ 18,303,809

Accumulated Depreciation

Balance, January 1, 2020	$ (68,827)	$ (43,935)	-	$ (112,762)

Depreciation	(275,439)	(41,072)	(5,485)	(321,996)

Early termination of leases	-	23,940	-	23,940

Foreign exchange translation adjustment	1,924	-	-	1,924

Balance, December 31, 2020	(342,342)	(61,067)	(5,485)	(408,894)

Depreciation	(1,130,496)	(137,105)	(11,084)	(1,278,685)

Termination of leases	2,366	36,131	5,942	44,439

Foreign exchange translation adjustment	(1,167)	-	-	(1,167)

Balance, December 31, 2021	$ (1,471,639)	$ (162,041)	$ (10,627)	$ (1,644,307)

Carrying amounts

Balance, December 31, 2020	$ 4,938,265	$ 90,050	$ 18,282	$ 5,046,597

Balance, December 31, 2021	$ 14,860,850	$ 1,776,122	$ 22,530	$ 16,659,502

The additions in
right-of-use
assets (building and equipment) during the year ended December 31, 2021, are primarily related to the Rupert Facility.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

7.	Right-of-use assets (continued)
Depreciation of
right-of-use
assets included in the consolidated financial statements is split as follows:

	As at December 31,

	2021	2020

Consolidated statements of financial position

Included in inventory	$120,939	$7,502

	Year ended December 31,

	2021	2020

Consolidated statements of net loss and comprehensive loss

Included in procurement expense	$371,135	$102,398

Included in fulfilment expense	235,263	12,226

Included in general and administrative expense	94,896	199,870

Included in pre-production expense	456,452	-

	$1,157,746	$314,494

8.	Property and equipment

	Restaurant, production, and R&D equipment	Furniture and fixtures	Computer equipment and software	Leasehold improvements	Vehicle	Total

Cost

At January 1, 2020	$ 195,513	$ 18,030	$ 21,410	$ 70,436	$ 61,222	$ 366,611

Additions	169,210	107,112	86,460	182,713	8,559	554,054

At December 31, 2020	364,723	125,142	107,870	253,149	69,781	920,665

Additions	9,848,607	568,659	403,656	4,863,197	206,760	15,890,879

Disposals	(2,679)	-	-	-	(34,768)	(37,447)

At December 31, 2021	$10,210,651	$ 693,801	$ 511,526	$ 5,116,346	$ 241,773	$16,774,097

Accumulated depreciation

At January 1, 2020	$ (11,047)	$ (6,113)	$ (13,875)	$ (19,945)	$(6,122)	$ (57,102)

Depreciation	(52,887)	(4,353)	(20,332)	(32,378)	(12,885)	(122,835)

At December 31, 2020	(63,934)	(10,466)	(34,207)	(52,323)	(19,007)	(179,937)

Depreciation	(258,314)	(74,093)	(332,597)	(357,833)	(21,084)	(1,043,921)

Disposals	-	-	-	-	1,446	1,446

Impairment	(101,077)	-	-	-	-	(101,077)

At December 31, 2021	$(423,325)	$(84,559)	$(366,804)	$(410,156)	$(38,645)	$(1,323,489)

Net book value

At December 31, 2020	$ 300,789	$ 114,676	$ 73,663	$ 200,826	$ 50,774	$ 740,728

At December 31, 2021	$ 9,787,326	$ 609,242	$ 144,722	$ 4,706,190	$ 203,128	$ 15,450,608

As at December 31, 2021, a total of $nil (2020 - $81,000) of furniture and fixtures, $4,492,196 (2020 - $nil) of production equipment, $264,060 (2020 - $63,557) of leasehold improvements and $78,497 (2020 - $nil) of vehicle was related to property and equipment under construction, and no depreciation has been recognized. The Company will begin recognizing depreciation once the underlying assets are ready for their intended use.
During the year ended December 31, 2021, the Company recognized an impairment of $101,077 related to production equipment that was no longer in use.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

8.	Property and equipment (continued)
Depreciation of property and equipment included in the consolidated financial statements is split as follows:

	As at December 31,

	2021	2020

Consolidated statements of financial position

Included in inventory	$ 263,609	$ 12,053

	Year ended December 31,

	2021	2020

Consolidated statements of net loss and comprehensive loss

Included in procurement expense	$ 433,984	$ 76,132

Included in fulfilment expense	15,177	244

Included in general and administrative expense	179,881	30,822

Included in research and development expense	6,804	3,584

Included in pre-production expense	144,466	-

	$ 780,312	$ 110,782

9.	Acquisitions
The Cultured Nut Inc.
On February 23, 2021, the Company closed a share purchase agreement with the shareholders of The Cultured Nut Inc. (“
TCN
”) to purchase 100% of the issued and outstanding Class V Voting Shares, Class A
Non-Voting
Common Shares, Class D
Non-Voting
Common Shares and Class C
Non-Voting
Common Shares (collectively, the “
Shares
”). TCN, an artisan vegan cheese producer on the West Coast of Canada, with several innovative products including block style cheeses. In consideration for the acquisition of TCN, the Company agreed to pay the following:

●	$925,000 due on closing (paid);
●	139,676 common shares due on closing (issued);
●	$75,000 on August 30, 2021 (paid); and
●	Up to $1,000,000 contingent on the successful achievement of certain milestones related to the integration of TCN’s business over a 12-month period.
The Company also agreed to pay an amount equal to the closing working capital of TCN, equal to the difference between the current assets and current liabilities on the date of acquisition. The Company incurred acquisition-related costs of $119,222, which have been included in other expense in the consolidated statement of net loss and comprehensive loss.
The purchase price allocation for the acquisition of TCN is summarized as follows:

Acquisition consideration

Cash	$1,000,000

Fair value of common shares	790,566

Contingent consideration	698,000

Working capital consideration	36,219

Total acquisition consideration	$2,524,785

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

9.	Acquisitions (continued)

Fair value of TCN’s net assets acquired

Cash and cash equivalents	$ 3,895

Accounts receivable	14,218

Inventory	23,418

Prepaids and deposits	7,788

Right-of-use assets	127,043

Property and equipment	65,851

Goodwill	2,422,916

Accounts payable and accrued liabilities	(12,801)

Lease liabilities	(127,543)

Total fair value of TCN’s net assets acquired	$ 2,524,785
In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the identifiable underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.
The goodwill was attributable mainly to the expected synergies and future income and growth expected to be achieved from integrating TCN into the Company’s existing business. During the year ended December 31, 2021, the Company recorded an impairment of goodwill of $2,422,916 on the basis that such synergies from integration have not materialized to the extent initially expected and that the revenues from the cheese products under TCN that were acquired were significantly below the original forecasts made at the time of acquisition. The products under development at the time of acquisition were also determined to lack innovation as compared to original expectations.
Lloyd-James Marketing Group Inc.
On March 11, 2021, the Company closed a share purchase agreement with the sole shareholder of Lloyd-James Marketing Group Inc. (“
Lloyd-James
”) to purchase 100% of the issued and outstanding common shares (the “
Shares
”). Lloyd-James is a wholesale and food service broker who specializes in the plant-based food industry has a history of placement in large natural, speciality and conventional grocery retailers. In consideration for the acquisition of Lloyd-James, the Company agreed to pay the following:

●	$325,000 due on closing (paid);
●	62,329 common shares due on closing (issued); and
●	Up to $350,000 contingent on the successful achievement of certain milestones related to the integration of Lloyd-James business over a 12 month period.
The Company also agreed to pay an amount equal to the closing working capital of Lloyd-James, equal to the difference between the current assets and current liabilities on the date of acquisition. The Company incurred acquisition-related costs of $54,440, which have been included in other expense in the consolidated statement of net loss and comprehensive loss.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

9.	Acquisitions (continued)
The purchase price allocation for the acquisition of Lloyd-James is summarized as follows:

Acquisition consideration

Cash	$325,000

Fair value of common shares	365,871

Contingent consideration	350,000

Working capital consideration	25,648

Total acquisition consideration	$1,066,519

Fair value of Lloyd-James’s net assets acquired

Cash and cash equivalents	$5,411

Accounts receivable	19,936

Goodwill	1,056,619

Accounts payable and accrued liabilities	(15,447)

Total fair value of Lloyd-James’s net assets acquired	$1,066,519
In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the identifiable underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.
The goodwill was attributable mainly to the skills and technical talent of Lloyd-James work force and the synergies expected to be achieved from integrating Lloyd-James into the Company’s existing business. During the year ended December 31, 2021, the Company recorded an impairment of goodwill of $1,056,619 on the basis that such synergies from integration have not materialized to the extent initially expected and that the cost savings, in terms of brokerage fees associated with the acquisition, were significantly below the original forecasts, particularly as the sales team was built-out,
as well as the fact any relationships associated with the acquisition did not result in viable acquisition targets as expected.

10.	Accounts payables and accrued liabilities

	As at December 31, 2021	As at December 31, 2020

Accounts payable	$5,077,613	$1,173,048

Accrued liabilities	3,031,548	698,680

	$8,109,161	$1,871,728

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

11.	Lease liabilities
Lease liabilities consist of leases for retail, production and distribution facilities, equipment and a vehicle. The leases have been discounted using weighted average interest rates ranging between 3.0% and 12.5% as estimated incremental borrowing rates of the Company for similar assets.

	Year ended December 31,

	2021	2020

Balance, beginning of year	$5,536,287	$ 392,472

Additions	12,375,861	5,020,509

Lease payments	(1,591,300)	(163,811)

Early termination of leases	(24,552)	(39,706)

Lease concessions	-	(16,800)

Interest expense	1,340,492	345,958

Foreign exchange translation adjustment	(22,395)	(2,335)

Balance, end of year	$17,614,393	$ 5,536,287

Less: current portion of lease liabilities	(849,935)	(146,935)

Lease liabilities	$16,764,458	$ 5,389,352
On September 22, 2020, the Company terminated 17 lease agreements and purchased the related leased equipment for $79,118. The difference between the related lease liabilities and right-of-use-assets
of $7,533 was recognized as a loss on termination of leases.
During the year ended December 31, 2021, the Company terminated 2 lease agreements and recognized a $1,600 of gain on termination of leases.
The Company’s future minimum lease payments for the leases for retail, warehouse, production facilities, equipment and vehicle are as follows:

Fiscal year ending:	Retail, warehouse and production facilities	Equipment	Vehicle	Total

December 31, 2022	$ 1,841,099	$ 342,213	$ 12,175	$ 2,195,487

December 31, 2023	1,859,082	329,567	12,175	2,200,824

December 31, 2024	1,876,935	268,083	468	2,145,486

December 31, 2025	1,894,002	225,395	-	2,119,397

December 31, 2026	1,932,419	55,164	-	1,987,583

December 31, 2027 and thereafter	19,006,706	-	-	19,006,706

Total lease payments	28,410,243	1,220,422	24,818	29,655,483

Amounts representing interest over the term of the leases	(11,920,295)	(119,199)	(1,596)	(12,041,090)

Present value of net lease payments	16,489,948	1,101,223	23,222	17,614,393

Less: Current portion	(550,077)	(288,849)	(11,009)	(849,935)

Long-term portion	$ 15,939,871	$ 812,374	$ 12,213	$ 16,764,458
Further information about our leases facilities is provided in Note 25 Commitments.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

12.	Loans payable and other liabilities

	CEBA loan Note 12(g)	Revolving line of credit Note 12(h)	Senior secured term loan Note 12(h)	Credit facility fee liability Note 12(h)	Financing arrangements Notes 12(i) - (l)	Other loans payable and financing Notes 12(a) – (f)	Total

Balance, January 1, 2020	$ -	$ –	$ –	$ –	$ –	$ 31,181	$ 31,181

Additions	40,000	–	–	–	–	459,129	499,129

Interest expense	–	–	–	–	–	61,558	61,558

Repayments	–	–	–	–	–	(551,868)	(551,868)

Forgiveness of loan	(10,000)	–	–	–	–	–	(10,000)

Balance, December 31, 2020	30,000	–	–	–	–	–	30,000

Additions	-	2,451,720	2,125,361	2,520,000	1,389,081	–	8,486,162

Discount	-	-	-	(231,035)	(32,729)	–	(263,764)

Accretion expense	-	-	-	97,310	7,863	–	105,173

Repayments	(30,000)	-	-	(630,000)	(275,324)	–	(935,324)

Balance, December 31, 2021	-	2,451,720	2,125,361	1,756,275	1,088,891	–	7,422,247

Less: Current portion	-	-	-	(1,151,945)	(795,697)	–	(1,947,642)

Long-term portion	$ -	$ 2,451,720	$ 2,125,361	$ 604,330	$ 293,194	$ –	$ 5,474,605

a)
On January 15, 2018, the Company entered into a loan agreement for proceeds of $56,550, net of an origination fee of $3,450. The loan was interest bearing at 23.08% per annum, payable monthly, secured against the Company’s net assets with personal guarantees from the CEO, and matured and was repaid on January 13, 2020.

b)
On March 20, 2019, the Company entered into a future receivables sale agreement, whereby the Company agreed to remit a daily payment equal to 15% of future sales up to $64,500 in consideration for proceeds of $50,000. The Company’s obligations under the agreement were secured against the Company’s assets. On January 21, 2020, the Company entered into a new future receivables sales agreement with the lender, whereby the remaining balance of $10,277 was renewed and increased to $64,500 in consideration for an additional proceeds of $37,183. On September 29, 2020, the Company fulfilled the obligations under the future receivables sale agreement.

c)
On July 1, 2019, the Company entered into a loan agreement for the purchase of a vehicle. The loan was non-interest
bearing, secured against the purchased vehicle, and matured on May 1, 2020. Pursuant to the loan agreement, the Company made a down payment of $15,000 on July 1, 2019, and made 10 monthly instalments of $4,000.

d)
On January 20, 2020, the Company entered into a Business Loan and Security Agreement for net proceeds of $42,720, net of an original issue discount of $12,460 and an origination fee of $1,780. Pursuant to the agreement, the Company was required to make 113 payments of $504 on each business day until fully repaid. The loan was secured against the Company’s net assets and matured on July 6, 2020.

e)
On May 12, 2020, the Company entered into a Capital Agreement, whereby the Company agreed to remit a daily payment equal to 17% of future sales up to $181,900 in consideration for proceeds of $170,000. The Company’s obligations under the agreement were secured against the Company’s assets. On August 27, 2020, the Company fulfilled the obligations under the Capital Agreement.

f)
During the year ended December 31, 2020, the Company entered into Revenue Share Agreements, whereby the Company agreed to remit a daily payment at rates ranging between 8% and 11% of future sales up to a total of $235,406 in consideration for proceeds totalling $209,226. The Company’s obligations under the agreement were secured against the Company’s assets. On September 1, 2020, the Company fulfilled the obligations under the Revenue Share Agreements.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

12.	Loans payable and other liabilities (continued)

g)
During the year ended December 31, 2020, the Company received a loan totalling $40,000 from its bank under the Canada Emergency Business Account program (“
CEBA
”) funded by the Government of Canada. The loan is interest free and may be repaid any time before December 31, 2022, at which time if unpaid, the remaining balance will convert to a
3-year
term loan at an interest rate of 5% per annum. If the Company repays the loan prior to December 31, 2022, there will be loan forgiveness of 25% of the loan, up to $10,000. During the year ended December 31, 2020, the Company recognized $10,000 as forgiveness of loan as it was reasonably certain that the Company would repay the loan before December 31, 2022. During the year ended December 31, 2021, the Company repaid the loan of $30,000.

h)
On June 7, 2021, the Company entered into a loan agreement (the “
Loan Agreement
”) for a senior secured credit facility (the “
Credit Facility
”) with Waygar Capital Inc. (the “
Agent
”), as agent for Ninepoint Canadian Senior Debt Master Fund L.P. (the “
Lender
”). The Credit Facility consists of a $20,000,000 revolving line of credit and a $50,000,000 senior secured asset term loan. All amounts drawn under the Credit Facility will incur interest at a rate of 9.95% per annum on the unpaid principal amount of outstanding advances, will be repaid in full upon maturity, and are secured by a first-priority security interest on substantially all of the Company’s assets. The revolving line of credit is also subject to an unused line fee of 1% per annum. The Credit Facility will become due on June 7, 2023, subject to the Company’s option to extend the maturity date for an additional 12 months on terms and conditions to be mutually agreed to between the Company and the Lender. In connection with the Loan Agreement, the Company issued 225,000 common share purchase warrants to the Agent with a fair value of $752,559, which are exercisable for one common share of the Company at a price of C$5.62 for a period of 60 months from the date of issuance. In addition, the Company agreed to pay a credit facility fee of $2,520,000 to the Agent, which is payable as follows: $210,000 payable within 5 days of closing (paid); $105,000 payable on or before July 7, 2021 (paid); $105,000 payable on or before August 8, 2021 (paid); $105,000 on or before September 8, 2021 (paid); $105,000 on or before October 5, 2021 (paid); $630,000 on or before June 6, 2022; $630,000 on or before June 8, 2022; and $630,000 on or before June 7, 2023. The Company also incurred other financing costs in cash of $2,262,039 in connection with the financing, consisting of a finder’s fee of $2,037,000 and legal and filing fees of $225,039.

During the year ended December 31, 2021, the Company received a total of $4,577,081 pursuant to the Credit Facility and recognized the net present value of the credit facility fee payable of $2,288,965, including a present value discount of $231,035.

During the year ended December 31, 2021, the Company recognized interest and accretion expense on the credit facility fee payable of $97,310 and interest expense of $180,522 related to the revolving credit facility and term loan. The Company also incurred an unused line of credit fee of $19,454. As at December 31, 2021, $38,565 is outstanding for interest and $2,135 is outstanding for unused line of credit fees, which are included in accounts payable and accrued liabilities.

The Company incurred debt financing costs totalling $5,303,563, which will be amortized over the term of the Credit Facility at the effective interest rate. During the year ended December 31, 2021, the Company recognized accretion expense of the deferred financing costs of $1,378,820. As at December 31, 2021, the remaining carrying value of the deferred financing costs was $3,924,743.

i)
On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $569,214. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $199,225, and the balance is due in 24 equal payments totalling $15,416 per month, starting from the date of the delivery. On September 27, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $354,853.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

12.	Loans payable and other liabilities (continued)

The carrying value of the loan payable will be accreted to the face value of $369,989 over the term of the loan. During the year ended December 31, 2021, the Company recognized accretion of the loan of $3,563 and made a repayment of $15,416. As at December 31, 2021, the carrying value of the loan payable was $343,000.

j)
On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $629,358. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $220,275, and the balance is due in 24 equal payments totalling $17,045 per month, starting from the date of the delivery. On September 22, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $392,133. The carrying value of the loan payable will be accreted to the face value of $409,083 over the term of the loan. During the year ended December 31, 2021, the Company recognized accretion of the loan of $4,154 and made a repayment of $17,045. As at December 31, 2021, the carrying value of the loan payable was $379,242.

k)
On June 10, 2021, the Company entered into an agreement for the purchase of production equipment for $24,412. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $8,544, and the balance is due in 24 equal payments totalling $661 per month, starting from the date of the delivery. On October 1, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $15,225. The carrying value of the loan payable will be accreted to the face value of $15,868 over the term of the loan. During the year ended December 31, 2021, the Company recognized accretion of the loan of $146 increasing the carrying value of the loan payable to $15,371.

l)
On October 29, 2021, the Company refinanced its directors and officer insurance for $594,141 (US$478,500) The loan bears interest at 15.49% per annum, is secured by the insurance policies, and is repayable in 5 equal instalments of US$99,438. During the year ended December 31, 2021, the Company repaid $242,863 and, as at December 31, 2021, the carrying value of the loan payable was $351,278.

13.	Convertible debentures

a)
During the year ended December 31, 2018, the Company issued $351,000 in convertible debentures; incurring financing costs of $31,113 for a net amount of $319,887. On January 11, 2019, the Company completed an additional financing of $249,000 in convertible debentures from the same lender; incurring financing costs of $20,284 for a net amount of $228,716. The debentures were unsecured, accrued simple interest at 6% per annum and had an original maturity date of November 30, 2021. The convertible debentures automatically converted at the earlier of:

(i)	Qualified financing conversion – if the Company raises gross proceeds of at least $2,000,000, other than convertible notes.

(ii)	Liquidity event – if the Company sells shares or assets, which triggers a change in control.

(iii)	Maturity date – November 30, 2021.

As the number of common shares to be issued were variable, the convertible debentures were accounted for as a financial liability. The financing costs had been netted against the principal balance of the debentures and were accreted over the term of the debentures using the effective interest method. During the year ended December 31, 2020, the Company recognized interest and accretion expense of $53,668.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

13.	Convertible debentures (continued)

During the year ended December 31, 2020, the convertible debentures were converted into 5,084,394 common shares as a result of the completion of a qualified financing. The difference between the fair value of the common shares issued and the carrying value of the convertible debentures at the time of conversion of $615,000, was recorded as a finance expense during the year ended December 31, 2020.

b)
On June 20, 2019, the Company completed a financing of convertible debentures in the principal amount of $300,000, which bore compound interest at 1.5% per month, and originally matured on December 31, 2019. In connection with the issuance of the debentures, the Company paid a finders’ fee of $30,000 and received a net amount of $270,000. On December 5, 2019, the Company entered into an amending agreement whereby the maturity date was extended to June 30, 2020. These debentures became convertible if the Company undergoes a change of control, amalgamation, merger or other business combination resulting in a “going public transaction”, or in the process of any such transaction raises funds in excess of $2,000,000 as part of the Company’s “going public transaction” (“
Qualified Financing
”).

As the number of common shares to be issued were variable, the convertible debentures were accounted for as a financial liability. The convertible debentures were accreted up over the payment term using the effective interest method. During the year ended December 31, 2020, the Company recognized interest and accretion expense of $30,663.

During the year ended December 31, 2020, the convertible debentures were converted into 1,692,995 common shares as a result of the completion of a Qualified Financing. The difference between the fair value of the common shares issued and the carrying value of the convertible debentures at the time of conversion of $63,000, was recorded as a finance expense during the year ended December 31, 2020.

c)
During the year ended December 31, 2019, the Company entered into convertible promissory notes totalling $86,400, of which $75,000 were received for cash and $11,400 in consideration for consulting fees. The debentures had the same terms as the convertible debentures described in Note 13(a) above.

During the year ended December 31, 2020, the Company recognized interest expense totalling $2,626.

During the year ended December 31, 2020, the convertible promissory notes were converted into 717,327 common shares as a result of the completion of a qualified financing. The difference between the fair value of the common shares issued and the carrying value of the convertible debentures at the time of conversion of $87,000, was recorded as a finance expense during the year ended December 31, 2020.

14.	Related party balances and transactions
Related party balances
On February 11, 2020, the Company entered into a loan agreement with its Chief Executive Officer (“
CEO
”), Mitchell Scott, and its Chief Research & Development Officer (“
CRDO
”), James Davison (the “
Lenders
”), whereby the Lenders agreed to loan the Company up to a maximum aggregate loan amount of $1,200,000 (the “
Principal
”), in three equal tranches of $400,000. The outstanding amount of the Principal had a maturity date of May 11, 2021, and bore interest from and after the date of each advance until repayment at the rate of 0.67% per month, simple interest. The Company also executed a general security agreement with the Lenders, which created a security interest over all present and after acquired property of the Company. The Company received one tranche of $400,000 on February 11, 2020. On June 22, 2020, the Company repaid the principal balance of $400,000 and interest of $11,728.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

14.	Related party balances and transactions (continued)
On November 16, 2021, the Company entered into loan agreements with its CEO and its CRDO to provide individual loans in the amounts of $750,000 and $500,000 to the CEO and CRDO, respectively (collectively, the “
Loans
”). With the express consent of the CEO and CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the CEO Loan was immediately due and payable and the CRDO Loan is due and payable within 60 days. Until repayment, the Loans continue to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date. The CEO Loan of $750,000 was repaid in full as at December 31, 2021 and the Company received interest of $2,772. The CRDO Loan provides for scheduled repayments prior to maturity. As at December 31, 2021, the CRDO repaid $89,732 and the Company accrued interest of $5,314 which was included in accounts receivable.
On February 4, 2022, the Company entered into a Share Pledge Agreement (“
Pledge Agreement
”) with the CRDO whereby the CRDO pledged 1,000,000 common shares of the Company (“
Pledged Shares
”). As of the filing date of these consolidated financial statements, the Pledge Shares have not been disposed of by the Company and the balance of the CDRO Loan remains outstanding.
Related party transactions
The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

	Year ended December 31,

	2021	2020

Salaries incurred to key management personnel*	$ 2,219,695	$ 1,564,966

Professional fees incurred to the former CFO**	-	159,437

Directors’ fees	47,385	-

Share-based compensation (Note 18)	12,207,690	676,078

	$ 14,474,770	$ 2,400,481
* The balance for the year ended December 31, 2020, includes $287,230 paid by the issuance of a total of 165,000 warrants, which have exercise prices ranging between $1.51 per share and $7.60 per share, with expiry dates ranging between August 13, 2021, and December 21, 2021.
** The balance for the year ended December 31, 2020, includes $25,001 paid by the issuance of 166,670 units. Each unit consists of one common share and one-half
of share purchase warrant exercisable at a price of $0.30 per share for a period of 12 months from issuance, subject to early acceleration in certain circumstances.

15.	Derivative Liabilities
On October 19, 2021, the Company issued 7,500,000 common share purchase warrants with an exercise price of US$2.35 and expiry date of October 19, 2026 (Note 16(d)). Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability of $11,864,649 at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

	Year ended December 31,

	2021	2020

Balance, beginning of year	$ -	$ -

Additions	11,864,649	-

Change in fair value of derivative liabilities	(7,922,647)	-

Balance, end of year	$ 3,942,002	$ -

15.	Derivative Liabilities (continued)
The Company determined the fair value for the purchase warrant derivative liabilities using the Black-Scholes option pricing model. The following table shows the assumptions used in the calculations:

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

	Issuance Date	December 31, 2021

Risk-free interest rate	1.31%	1.25%

Dividend yield	0%	0%

Expected volatility	103%	101%

Expected life (years)	5.0	4.8

Forfeiture rate	0%	0%

16.	Share capital
Authorized share capital
Unlimited number of common shares without par value.
Issued share capital during the year ended December 31, 2021

a)	On February 23, 2021, the Company issued 139,676 common shares with a fair value of $790,566 pursuant to a share purchase agreement to acquire TCN (Note 9).

b)	On March 11, 2021, the Company issued 62,329 common shares with a fair value of $365,871 pursuant to a share purchase agreement to acquire Lloyd-James (Note 9).

c)
On July 2, 2021, the Company completed its bought deal prospectus offering (the
“July Offering”
) consisting of 5,594,750 units of the Company (the “
Units
”) at a price of $3.70 per July Unit for total gross proceeds of $20,700,575. Each Unit consisted of one common share in the capital of the Company and one-half
of one common share purchase warrant (each whole warrant, a “
Warrant
”), with each Warrant entitling the holder to purchase one additional common share at a price of $4.60 per Warrant until January 2, 2023.

The Company paid a commission of $1,449,040 and 391,632 compensation warrants of the Company (the “
Compensation Warrants
”), with a fair value of $758,742, being equal to 7% of the aggregate number of Units sold pursuant to the offering. Each Compensation Warrant entitles the holder to purchase one additional Unit of the Company (each a “
Compensation Unit
”) at a price of $3.70 per Compensation Unit until January 2, 2023. In addition, the Company also paid a corporate finance fee comprised of 30,000 Units, with a fair value of $114,600 to the agent. In connection with the Offering, the Company incurred other share issuance costs of $873,274.

d)
On October 19, 2021, the Company closed a registered direct offering (the “
October
Offering
”) with certain institutional investors for the purchase and sale of an aggregate of 15,000,000 Units of the Company at a price of US$2.00 per Unit for gross proceeds to the Company of $37,078,200 (US$30,000,000). Each Unit was comprised of one common share of the Company and one-half
of one Warrant.

Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$2.35, subject to adjustment in certain circumstances, until October 19, 2026. As the exercise price was denominated in a foreign currency, the amount of proceeds received by the Company from the exercise of these Warrants will be variable. As such, the 7,500,000 Warrants were treated as a derivate liability and the fair value of $11,864,649 at the issuance date was netted against the proceeds of $37,078,200 (Note 15).

The Company paid a commission of $2,224,692 (US$1,800,000) and 525,000 compensation warrants of the Company , with a fair value of $656,682,being equal to 3.5% of the aggregate number of Units sold pursuant to the October Offering. Each Compensation Warrant entitles the holder thereof to purchase one common share at an exercise price of US$2.50, subject to adjustment in certain circumstances, commencing on April 14, 2022 and expiring on April 14, 2025. In connection with the October Offering, the Company incurred other issuance costs of $518,266.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

16.	Share capital (continued)

e)
During the year ended December 31, 2021, the Company issued a total of 188,000 common shares pursuant to the exercise of stock options at $0.25 per share, 33,333 common shares pursuant to the exercise of stock options at $1.74 per share and 10,000 common shares pursuant to the exercise of stock options at $1.31 per share for aggregate gross proceeds of $118,099 of which $3,750 was received subsequent to December 31, 2021. During the year ended December 31, 2021, the Company received $6,250 related to a stock option exercise which occurred during the year ended December 31, 2020.

f)
During the year ended December 31, 2021, the Company issued a total of 483,383 common shares and 273,867 units pursuant to the exercise of warrants with exercise prices ranging between $1.30 per share and $4.50 per share for gross proceeds of $2,415,983, of which $19,500 was received as at December 31, 2020. Each unit consisted of one common share and one-half
of one warrant with exercise prices ranging between $2.00 and $4.50 with terms ranging between February 7, 2022, and June 4, 2022. During the year ended December 31, 2021, the Company received $5,000 related to a warrant exercise which occurred during the year ended December 31, 2020.

g)	During the year ended December 31, 2021, the Company issued a total of 42,694 common shares for marketing services with a fair value of $227,471.
Issued share capital during the year ended December 31, 2020

h)
On June 17, 2020, the Company completed its Initial Public Offering (the “
Offering
”) consisting of 16,100,000 common shares for gross proceeds of $4,025,000. The Company paid the agent a commission of $241,500 and issued the agent a finder’s fee of 322,000 common shares with a fair value of $80,500. The Company also issued to the agent 1,288,000 warrants with a fair value of $176,242, exercisable to purchase common shares at a price of $0.25 per common share until June 17, 2021 (the “
Agent’s Warrants
”). In connection with the Offering, the Company also incurred other share issuance costs of $213,366.

i)
On June 17, 2020, the Company issued 7,494,716 common shares with a fair value of $1,873,222 pursuant to the conversion of $1,108,222 of convertible debentures and related accrued interest, resulting in a loss on settlement of convertible debt of $765,000 (Note 13).

j)
On July 10, 2020, the Company issued 408,459 common shares with a fair value of $694,375 pursuant to the settlement of $102,113 owing to a vendor, resulting in a loss on settlement of payables of $592,262.

k)
On August 7, 2020, the Company completed a prospectus offering of 6,555,000 units at $1.30 per unit for gross proceeds of $8,521,500. Each unit consists of one common share and one-half
of one warrant, with each whole warrant entitling the holder to purchase one additional common share at $2.00 until February 7, 2022. The Company paid the agent a commission of $679,312 and issued the agent a finder’s fee of 80,000 units with a fair value of $120,800, which consisted of one common share and one-half
of one warrant, with each whole warrant exercisable at $2.00 until February 7, 2022. The Company also issued 522,548 warrants with a fair value of $528,092, exercisable to acquire one unit at $1.30 per unit until February 7, 2022 (the “
Broker’s Warrants
”). Each unit consisted of one common share and
one-half
of one warrant, with each whole warrant exercisable at $2.00 until February 7, 2022. In connection with the prospectus offering, the Company also incurred other share issuance costs of $240,041.

l)
On August 13, 2020, the Company completed a private placement of 88,462 units at $1.30 per unit for gross proceeds of $115,001. Each unit consists of one common share and one-half
of one warrant, with each whole warrant entitling the holder to purchase one additional common share at $2.00 until February 13, 2022.

m)
On October 22, 2020, the Company issued 47,866 common shares with a fair value of $120,144 pursuant to the settlement of $130,834 owing to a vendor, resulting in a gain on settlement of payables of $10,690.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

16.	Share capital (continued)

n)
On December 4, 2020, the Company completed a prospectus offering of 3,778,900 units at $3.50 per unit for gross proceeds of $13,226,150. Each unit consists of one common share and one-half
of one warrant, with each whole warrant entitling the holder to purchase one additional common share at $4.50 until June 4, 2022. The Company paid the agent a commission of $1,037,078 and issued the agent a finder’s fee of 30,000 units with a fair value of $265,800, which consisted of one common share and one-half
of one warrant, with each whole warrant exercisable at $4.50 until June 4, 2022. The Company also issued 296,308 Broker’s Warrants with a fair value of $1,933,778, exercisable to acquire one unit at $3.50 per unit until June 4, 2022. Each unit consisted of one common share and one-half
of one warrant, with each whole warrant exercisable at $4.50 until June 4, 2022. In connection with the prospectus offering, the Company also incurred other share issuance costs of $386,982.

o)
On December 4, 2020, the Company completed a private placement of 285,714 units at $3.50 per unit for gross proceeds of $999,999. Each unit consists of one common share and one-half
of one warrant, with each whole warrant entitling the holder to purchase one additional common share at $4.50 until June 4, 2022. In connection with the private placement, the Company incurred share issuance costs of $139,746.

p)
During the year ended December 31, 2020, the Company issued a total of 2,341,500 common shares pursuant to the exercise of stock options at $0.25 per share and 16,667 common shares pursuant to the exercise of stock options at $1.74 per share for an aggregate gross proceeds of $614,376 of which $6,250 was received subsequent to December 31, 2020.

q)
During the year ended December 31, 2020, the Company issued a total of 12,895,190 common shares pursuant to the exercise of warrants with exercise prices ranging between $0.25 per share and $4.50 per share for gross proceeds of $10,251,859 of which $5,000 was received subsequent to December 31, 2020.

r)
During the year ended December 31, 2020, the Company issued 474,686 units pursuant to the exercise of Broker’s Warrants at $1.30 per share for gross proceeds of $617,092. Each unit consisted of one common share and one-half
of one warrant, with each whole warrant exercisable at $2.00 until February 7, 2022.

s)
During the year ended December 31, 2020, pursuant to an executive management services agreement entered on July 15, 2019 with the former CFO, director and executive consultant of the Company, the Company issued 166,670 units with a fair value of $25,001, of which $3,760 was allocated to warrants. Each unit issued was comprised of one common share and one-half
of share purchase warrant exercisable at a price of $0.30 per share for a period of 12 months from issuance, subject to early acceleration in certain circumstances.

t)	During the year ended December 31, 2020, the Company issued a total of 39,263 common shares for marketing services with a fair value of $65,978.

u)	During the year ended December 31, 2020, the Company received subscriptions of $19,500 pursuant to the exercise of warrants in January 2021 (Note 16(f)).

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

17.	Warrants
The following table summarizes information about the warrants at December 31, 2021, and 2020, and the changes for the years then ended:

	Number of warrants	Weighted average exercise price

Warrants outstanding, December 31, 2019	7,757,670	$ 0.30

Issued	8,501,573	1.91

Exercised	(13,369,876)	0.81

Warrants outstanding, December 31, 2020	2,889,367	3.70

Issued	11,590,941	3.47

Exercised	(757,250)	3.19

Expired	(60,000)	7.60

Warrants outstanding, December 31, 2021	13,663,058	$ 3.51

The Company’s warrants are exercisable only for common shares, unless otherwise noted. The following table summarizes information about warrants outstanding and exercisable at December 31, 2021:

Exercise price	Expiry date	Warrants outstanding	Weighted average remaining contracted life (years)

$1.30	February 7, 2022	12,862*	0.10****

$2.00	February 7, 2022	541,883	0.10****

$2.00	February 13, 2022	44,232	0.12****

$3.50	June 4, 2022	57,441**	0.42

$4.50	June 4, 2022	1,552,633	0.42

$3.70	January 2, 2023	391,632***	1.01

$4.60	January 2, 2023	2,812,375	1.01

US$2.50	April 14, 2025	525,000	3.29

$5.62	June 7, 2026	225,000	4.44

US$2.35	October 19, 2026	7,500,000	4.80

		13,663,058
* Exercisable to acquire one unit at $1.30 per unit until February 7, 2022. Each unit consists of one common share and one-half
of one warrant, with each whole warrant exercisable at $2.00 until February 7, 2022.
** Exercisable to acquire one unit at $3.50 per unit until June 4, 2022. Each unit consists of one common share and one-half
of one warrant, with each whole warrant exercisable at $4.50 until June 4, 2022.
*** Exercisable to acquire one unit at $3.70 per unit until January 2, 2023. Each unit consists of one common share and one-half
of one warrant, with each whole warrant exercisable at $4.60 until January 2, 2023.
**** Expired subsequently
During the year ended December 31, 2020, the Company issued a total of 165,000 warrants to key management personnel with a fair value of $287,230. The warrants issued have exercise prices ranging between $1.51 per share and $7.60 per share and expiry dates ranging between August 13, 2021 and December 21, 2021. The fair value of warrants issued for services discussed above and as share issuance costs (Note 16) and debt issuance costs Note 12(h)) was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2021	2020

Risk-free interest rate	0.74%	0.26%

Dividend yield	0%	0%

Expected volatility	107%	147%

Expected life (years)	2.88	1.28

Forfeiture rate	0%	0%
Expected annualized volatility was determined through the comparison of historical share price volatilities used by similar publicly listed companies in similar industries.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

18.	Stock options
Pursuant to the Company’s stock incentive plan, the Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price will not be less than $0.10 per share and the market price of the common shares on the trading day immediately preceding the date of the grant, less applicable discounts permitted by the
TSX-V.
The options that may be granted under this plan must be exercisable for over a period of not exceeding 5 years. The following table summarizes the continuity of the Company’s stock options at December 31, 2021, and 2020, and the changes for the years then ended:

	Number of options	Weighted average exercise price

Outstanding, December 31, 2019	1,513,500	$ 0.25

Granted	4,792,806	1.18

Exercised	(2,358,167)	0.26

Cancelled or forfeited	(95,500)	0.37

Outstanding, December 31, 2020	3,852,639	1.39

Granted	5,380,625	6.34

Exercised	(231,333)	0.51

Cancelled or forfeited	(489,725)	4.34

Outstanding, December 31, 2021	8,512,206	$ 4.38

Exercisable, December 31, 2021	5,619,910	$ 3.51
The options granted during the year ended December 31, 2021, generally vest in 3 to 4 equal instalments over vesting periods ranging between 12 months and 18 months. The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2021, was $4.52 (2020 - $6.96). Additional information regarding stock options outstanding as at December 31, 2021, is as follows:

Exercise price	Stock options outstanding*	Stock options exercisable	Expiry date

$4.65	8,175	8,175	January 5, 2022**

$4.65	16,800	16,800	February 4, 2022**

$7.03	5,000	5,000	February 4, 2022**

$0.25	7,000	7,000	February 13, 2022**

$0.25	5,000	5,000	March 4, 2022***

$7.03	5,000	5,000	March 4, 2022**

$1.68	250,000	250,000	March 8, 2022**

$6.21	250,000	250,000	March 8, 2022**

$7.03	425,000	425,000	March 8, 2022**

$7.03	16,667	16,667	March 10, 2022**

$7.10	10,000	10,000	March 10, 2022**

$0.25	3,000	3,000	March 20, 2022**

$3.41	15,000	7,500	October 7, 2022

$9.07	5,000	5,000	December 7, 2023

$6.21	390,000	130,000	January 4, 2024

$7.10	30,000	9,999	January 26, 2024

$7.03	710,000	278,330	January 29, 2024

$6.73	75,000	25,000	February 16, 2024

$5.72	35,000	22,083	March 8, 2024

$3.70	503,958	–	July 15, 2024

$0.25	948,500	948,500	December 31, 2024

$0.25	1,198,000	1,198,000	January 1, 2025

$0.25	85,000	85,000	June 17, 2025

$1.31	100,000	100,000	June 24, 2025

$1.56	50,000	50,000	August 7, 2025

$1.65	30,000	30,000	September 4, 2025

$1.70	5,506	5,506	September 17, 2025

$1.60	100,000	100,000	October 7, 2025

$4.65	454,600	454,600	November 24, 2025

$8.86	150,000	150,000	December 5, 2025

$7.03	1,875,000	518,750	January 29, 2026

$6.21	500,000	500,000	March 4, 2026

$3.70	150,000	–	July 15, 2026

$3.41	100,000	–	October 7, 2026

	8,512,206	5,619,910
* The weighted average remaining life of options outstanding is 2.95 years.
** Expired subsequently
***Exercised subsequently

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

18.	Stock options (continued)
Share-based compensation expense is determined using the Black-Scholes option pricing model. During the year ended December 31, 2021, the Company recognized share-based compensation expense of $21,605,880 (2020 - $2,780,488) in equity reserves, of which $12,207,690 (2020 - $614,927) pertains to directors and officers of the Company. The weighted average fair value of options granted during the year ended December 31, 2021, was $4.54 (2020 - $1.13) per share. Weighted average assumptions used in calculating the fair value of share-based compensation expense are as follows:

		Year ended December 31,

	2021	2020

Risk-free interest rate	0.42%	1.25%

Dividend yield	0%	0%

Expected volatility	116%	145%

Expected life (years)	4.25	5.0

Forfeiture rate	0%	0%
Expected annualized volatility was determined through the comparison of historical share price volatilities used by similar publicly listed companies in similar industries.
At December 31, 2021, there was $3,950,176 (2020 - $2,519,228) of unrecognized share-based compensation related to unvested stock options which will be recognized over 1.77 years.

19.	Finance expense
Finance expense is comprised of the following:

		Year ended December 31,

	2021	2020

Loss on settlement of payables (Note 16(j))	$ -	$ 592,262

Interest on finance lease obligations (Note 11)	1,340,492	345,958

Interest and accretion on loans and other liabilities (Note 12)	1,683,969	61,558

Interest and accretion on convertible debentures (Note 13)	-	86,957

Finance cost on settlement of convertible debt (Note 13)	-	765,000

Interest and accretion on related party loan	-	11,728

Forgiveness of loan (Note 12(g))	-	(10,000)

Gain on settlement of debt (Note 16(m))	-	(10,690)

Other income	(10)	80

	$ 3,024,451	$ 1,842,853

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

20.	Other expense
Other expense is comprised of the following:

	Year ended December 31,

	2021	2020

Loss on disposal of equipment	$ 32,816	$ -

Impairment of equipment (Note 8)	101,077	-

Pre-construction costs*	208,683	129,677

Acquisition-related costs (Note 9)	173,662	-

Gain on termination of lease (Note 11)	(1,600)	-

	$514,638	$129,677
*Pre-construction
costs consist of conceptual design and preliminary engineering expenditures incurred on building-out
its Mount Pleasant facility (Note 25(e)) and Rupert facility (Note 25(j)). These costs did not meet the capitalization criteria as set out in IAS 16,
Property, Plant and Equipment
.

21.	Supplemental cash flow disclosures

	For the year ended December 31,

	2021	2020

Fair value of Agent’s Warrants and corporate finance fee warrants	$ 1,415,424	$ 2,638,247

Fair value of warrants issued in connection with Loan Agreement	752,559	-

Issuance of common shares for acquisitions	1,156,437	-

Issuance of common shares pursuant to the conversion of convertible debentures	-	1,873,222

Issuance of share for debt settlement	-	814,519

Issuance of units for finders’ fees	114,600	467,100

Lease liabilities assumed from acquisition	(127,543)	-

Property and equipment purchases included in accounts payable and accrued liabilities	2,428,427	25,276

Property and equipment acquired through financing arrangements	729,749

ROU assets acquired through leases	12,248,318	5,020,509

ROU assets acquired through acquisition	127,043	-

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

22.	Financial instruments and financial risk management
Fair value measurements
At December 31, 2021, the carrying value of the Company’s cash and cash equivalents, accounts receivable, loan to related party, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied.
The Company does not have any financial instruments measured at fair value in the consolidated statement of financial position, except for its contingent consideration, which was estimated at fair value as part of the preliminary purchase price allocations in note 9 and for which there has been no change in fair value to December 31, 2021, and derivative liabilities, which was estimated at fair value using the Black-Scholes option pricing model (Note 15).
Financial risk management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:
Interest risk
The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At December 31, 2021, the Company had cash and cash equivalents of $21,975,653 (2020 - $25,084,083) and a 1% change in interest rates would increase or decrease interest income by approximately $220,000 (2020 - $250,000).
Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits, accounts receivable and loan to related party. The carrying amount of cash and cash equivalents, security deposits, trade and other receivables and loan to related party represent the maximum exposure to credit risk, and as at December 31, 2021, this amounted to $27,833,734 (2020 - $26,826,938).
The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At December 31, 2021, the Company has $90,822 (2020 - $43,153) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $41,350 (2020 - $39,917).

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

22.	Financial instruments and financial risk management (continued)
Concentration of credit risk
Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 12% (2020 - 18%) of total revenue during the year ended December 31, 2021. Of the Company’s trade receivables outstanding at December 31, 2021 and December 31, 2020, 58% and 81% are held with 5 customers and 3 customers of the Company, respectively.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.
As at December 31, 2021, the Company has $21,975,653 (2020 – $25,084,083) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $10,906,738 (2020 - $2,018,663) and contingent consideration of $1,048,000 within the next year (see also note 1).
The following is an analysis of the contractual maturities of the Company’s non-derivative
financial instrument liabilities as at December 31, 2021 and 2020:

December 31, 2021	Within 1 year	Between 1 - 2 years	More than 2 years*

Accounts payable and accrued liabilities	$ 8,109,161	$ –	$ –

Loans payable and other liabilities	1,151,945	5,181,411	–

Financing arrangements	815,654	298,103	–

Lease liabilities	849,935	912,090	15,852,368

Contingent consideration on acquisitions	1,048,000	–	–

	$ 11,974,695	$ 6,391,604	$15,852,368
* See Note 11 for an analysis of the future minimum lease payments of the lease liabilities due in more than 2 years.

December 31, 2020	Within 1 year	Between 1 -2 years	More than 2 years

Accounts payable and accrued liabilities	$ 1,871,728	$ –	$ –

Loans payable	–	30,000	–

Lease liabilities	146,935	212,877	5,176,475

	$ 2,018,663	$ 242,877	$ 5,176,475
Foreign Currency Risk
The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at December 31, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased the net foreign currency denominated financial assets and foreign exchange loss by approximately $1,398,296 (2020 – $102,312). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.
Price Risk
The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

23.	Employee benefit expense
The breakdown of the wages and salaries costs within the condensed interim consolidated statements of net loss and comprehensive loss for the years ending December 31, 2021, and 2020, are as follows:

	Year ended December 31,

	2021	2020

Included in procurement expense

Wages and salaries	$3,168,880	$1,139,362

Share-based compensation	766,574	296,384

Included in fulfilment expense

Wages and salaries	1,497,021	70,578

Share-based compensation	1,055,504	27,307

Included in general and administrative expense

Wages and salaries	6,672,372	2,176,732

Share-based compensation	17,740,461	2,370,059

Included in marketing and investor relations expense

Wages and salaries	764,068	-

Share-based compensation	860,463	3,982

Included in research and development expense

Wages and salaries	902,061	287,864

Share-based compensation	663,625	82,756

Included in pre-production expense

Wages and salaries	959,879	-

Share-based compensation	519,253	-

Total employee benefit expense	$35,570,161	$6,455,024

24.	Capital management
The Company’s primary objectives when managing capital is to maintain a capital structure that allows financing options to the Company in order to benefit from potential opportunities as they arise. The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations, fund expansion opportunities and continue as a going concern (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed
future capital requirements. The Company has historically relied on debt and equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital. There were no changes to the Company’s approach to capital management during the year ended December 31, 2021.
The Company is subject to externally imposed capital requirement. Pursuant to the loan agreement as described in 12(h), the Company shall maintain a cash coverage ratio of not less than 2.50 to 1.00 as the end of each fiscal quarter. The cash coverage ratio shall mean the ratio of the following: (a) cash on hand as at the end of each fiscal quarter; to (b) (i) at the end of each fiscal quarter prior to the one year anniversary of the closing date of the loan agreement, interest expense of the Company during the most recent fiscal quarter multiplied by four, and (ii) at the end of each fiscal quarter from and after the one year anniversary of the closing date of the loan agreement, interest expense of the Company during for the immediately preceding four fiscal quarters.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

25.	Commitments

a)
On December 22, 2017, the Company entered into a lease agreement for retail and storage space located at
6-1701
Douglas Street, Victoria, BC. The lease is for a
5-year
term, commencing on August 1, 2017 and expiring on July 31, 2022. The base rent due under the lease agreement is $1,252 per month during the first year and increases each subsequent year. For years
2-5,
the monthly rent payable is equal to the current monthly minimum rent multiplied by the annual increase of the Consumer Price Index (“
CPI
”) for the current lease year just ended over the previous lease year. CPI is defined as the consumer price index for the Greater Victoria Area issued by any bureau of statistics for the Government of Canada. The Company will also pay additional rent equivalent to 4% of the Company’s gross retail sales, excluding sales from wholesale orders, in excess of $2,000,000 per annum. During the years ended December 31, 2021 and 2020, the Company did not pay additional rent as the gross retail sales, excluding sales from wholesale orders, were under $2,000,000 per annum.

b)
On January 1, 2019, the Company entered into a
sub-lease
agreement for kitchen and retail space located at 2527 Government Street, Victoria, BC. The lease is for a
4.5-year
term, expiring on June 30, 2023. The remaining base rent due under the sub-lease
agreement is $3,950 per month for the period from January 1 to June 30, 2019, $4,350 per month for the period from July 1, 2019 to June 30, 2020, $4,600 per month for the period from July 1, 2020 to June 30, 2021, $4,800 per month for the period from July 1, 2021 to June 30, 2022, and $5,050 per month for the period from July 1, 2022 to June 30, 2023.

Also, in relation to the January 1, 2019
sub-lease
agreement, the Company entered into a rental agreement for the use of fixtures and equipment located at 2527 Government Street, Victoria, BC. The lease is for a
4.5-year
term, expiring on June 30, 2023. The remaining rent due under the rental agreement is $250 per month for the period from January 1, 2019 to June 30, 2020, $300 per month for the period from July 1, 2020 to June 30, 2021, and $350 per month for the period from July 1, 2021 to June 30, 2023.

c)
On January 9, 2019, the Company entered into a lease agreement for restaurant production equipment. The lease is for a
3-year
term, expiring on January 9, 2022. The Company is required to make 36 monthly payments of $1,858. At the expiration of the lease, the Company shall have the option to purchase the equipment for $10. On December 16, 2021, the Company purchased the equipment after all obligations under the lease agreement were satisfied.

d)
On January 9, 2019, the Company entered into a lease agreement for restaurant production equipment. The lease is for a
3-year
term, expiring on January 9, 2022. The Company is required to make 36 monthly payments of $2,232. Subsequent to December 31, 2021, the Company purchased the equipment.

e)
On January 22, 2020, the Company entered into a lease agreement for a facility located in the Mount Pleasant area of Vancouver, BC, which commenced September 1, 2020 for a
10-year
term. The facility will house the Company’s second restaurant, along with space for research and development, and offices. Pursuant to the lease agreement, the annual base rent is $332,832 per annum for years
1-3,
$348,434 per annum for years
4-6,
and $369,236 per annum for years
7-10.
The Company paid a security deposit of $246,237, which will be partially applied towards the rent due for each of the 3rd, 13th, and 25th months of the term, with the balance being held as a security deposit. As at December 31, 2021, a balance of $188,323 (2020 - $232,242) is included in prepaids and deposits. Of this amount, $44,418 (Note 6) is presented as a current asset and the remaining balance as a non-current
asset. The lease agreement includes an option to renew for two consecutive five-year periods.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

25. Commitments
(continued)

f)
On April 8, 2020, the Company entered into a lease agreement for storage space located in Victoria, BC. The lease is for 2 years and 16 days, commencing on April 15, 2020 and expiring on April 30, 2022. The base rent due under the lease agreement is $1,445 per month during the first year and $1,576 per month during the second year. The Company paid a security deposit of $2,565. As at December 31, 2021, a balance of $2,565 (2020 - $2,565) is included in prepaids and deposits as a current asset.

g)
On June 4, 2020, the Company entered into agreements for the lease of production equipment. Pursuant to the purchase agreements, the Company was required to pay a deposit of $519,344, and the balance is due in 60 equal payments totalling $19,305 per month at an annual interest rate of 5%, starting from the date of the delivery. During the year ended December 31, 2021, the equipment was delivered and the deposits were applied against the acquisition of the right-of-use
assets.

h)
On August 31, 2020, the Company entered into a lease agreement for a production and distribution facility located in Patterson, California, which commenced on September 1, 2020. The term of this lease is for 5 years and 7 months, expiring on February 28, 2026, with 2 options to extend the term of the lease, each for an additional term of 5 years. Pursuant to the lease agreement, the annual base rent is US$24,743 per month starting April 1, 2021 and no rent is required for the period from September 1, 2020 to June 30, 2021. The base rent is to be adjusted by 3% on the 1st of April of each year commencing from April 1, 2021. The Company paid a security deposit of US$321,659. As at December 31, 2021, a balance of $375,774 (US$296,916) (2020 - $410,189 (US$321,659)) is included in prepaids and deposits as a non-current
asset.

i)
On September 22, 2020, the Company entered into a lease agreement for a facility located in Victoria, BC, which commenced January 1, 2021 for a
10-year
term. The facility will house the Company’s third restaurant. Pursuant to the lease agreement, the annual base rent is $44,975 per annum for years
1-2,
$47,545 per annum for years
3-4,
$50,115 per annum for years
5-6,
$51,400 per annum for years
7-8,
and $52,685 per annum for year
9-10.
The lease agreement includes an option to renew for two consecutive five-year periods. The Company paid a security deposit of $12,256. As at December 31, 2021, a balance of $12,256 (2020 - $12,256) is included in prepaids and deposits as a current asset.

j)
On November 11, 2020, the Company entered into a lease agreement for the Rupert facility located in Vancouver, BC, for an initial
10-year
term with renewal options for two additional
5-year
terms. The facility comprises several units of approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space. Pursuant to the agreement, the lease commences June 1, 2021, with early possession permitted between January 11, 2021 and March 1, 2021. The annual base rent is $870,061 per annum for years 1 to 2, $948,546 per annum for years 3 to 4, $993,875 per annum in years 5 to 7, $1,039,204 per annum in years 8 to 9, and $1,084,533 per annum in year 10. The Company paid a security deposit of $222,249. As at December 31, 2021, a balance of $111,536 (2020 - $222,249) is included in prepaids and deposits as a non-current
asset.

k)
On January 20, 2021, the Company entered into an agreement for the lease of production equipment. Pursuant to the agreement, the Company is required to pay 20% deposit of the purchase price totalling $196,514, and the balance is due in 36 equal payments totalling $22,845 per month at an annual interest rate of 3%, starting from the date of the delivery. As of December 31, 2021, the equipment has not been delivered and the deposit of $196,514 is included in prepaids and deposits.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

25. Commitments
(continued)

l)
On January 20, 2021, the Company entered into an agreement for the purchase of production equipment. Pursuant to the agreement, the Company is required to pay a total of $800,565, of which $160,113 was paid as a deposit, and the balance of $640,452 is due when installation is complete. As of December 31, 2021, the equipment has not been delivered and the deposit of $160,113 is included in prepaids and deposits.

m)
On February 1, 2021, the Company entered into a lease agreement for a warehouse facility located in Victoria, BC. The lease is for a
5-year
term commencing February 1, 2021 and expiring on January 31, 2026. The facility comprises approximately 6,288 square feet of warehousing space. Pursuant to the lease agreement, the annual base rent is $94,320 per annum for years
1-2,
and $100,608 per annum for years
3-5.
The Company paid a security deposit of $63,823, which is included in prepaids and deposits as a non-current
asset.

n)
On March 12, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $164,930 at the order date, 20% of the purchase price totalling $109,953 60 days after the order date, 40% of the purchase price totalling $219,907 prior to shipment, and 10% of the purchase price totalling $54,977 30 days after shipment. As of December 31, 2021, the equipment has not been delivered and the deposit of $164,930 is included in prepaids and deposits.

o)
On June 15, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $190,119 at the order date, and the balance of $443,610 is due when installation is complete. As of December 31, 2021, the equipment has not been delivered and the deposit of $190,119 is included in prepaids and deposits.

p)
On June 21, 2021, the Company entered into agreement for the construction of leasehold improvements. Pursuant to the construction agreement, the Company is required to pay 20% deposit of the budgeted cost totalling $500,000, and the balance will be billed based on the progress of the construction. As of December 31, 2021, the construction has not been completed and the deposit of $500,000 is included in prepaids and deposits.

q)
On June 29, 2021, the Company entered into an agreement for the lease of production equipment. Pursuant to the agreement, the Company is required to pay 20% deposit of the purchase price totalling $217,997, and the balance is due in 36 equal payments totalling $25,358 per month at an annual interest rate of 3%, starting from the date of the delivery. As of December 31, 2021, the equipment has not been delivered and the deposit of $217,997 is included in prepaids and deposits.

r)
On December 7, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $169,799 at the order date, 30% of purchase price totalling $169,799 30 days after order date, 30% of purchase price totalling $169,799 upon factory acceptance testing and 10% totalling $56,600 30 days after shipment. As of December 31, 2021, the equipment has not been delivered and the deposit of $169,799 is included in prepaids and deposits.

s)
On December 9, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $197,019 at the order date, 30% of purchase price totalling $197,019 90 days after order date, 30% of purchase price totalling $197,019 upon factory acceptance testing and 10% totalling $65,673 30 days after shipment. As of December 31, 2021, the equipment has not been delivered and the deposit of $197,019 is included in prepaids and deposits.

As at December 31, 2021, the Company did not have any future payments required under non-cancellable
short-term or low value leases contracted for but not capitalized in the consolidated financial statements.

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

26.	Segmented Information
The Company’s chief operating decision makers currently review the operating results of the Company as a single reportable operating segment – being the manufacture and distribution of vegan meat and cheese alternatives. The Company operates in three geographic regions: Canada, the United States and the United Kingdom.
The following is a summary of the Company’s activities by geographic region as at December 31, 2021, and 2020:

	Canada	United States	United Kingdom	Total

Total non-current assets as at December 31, 2021	$ 32,563,769	$ 4,178,194	$ -	$ 36,741,963

Total non-current assets as at December 31, 2020	$ 3,407,364	$ 3,158,997	$ -	$ 6,566,361

Revenues for the year ended December 31, 2021*	$ 6,352,640	$ 5,900,475	$ 5,668	$ 12,258,783

Revenues for the year ended December 31, 2020*	$ 4,003,507	$ 633,331	$ -	$ 4,636,838
* Geographical allocation is based on location the location of the customer.
The following is a summary of the Company’s revenues by revenue channel during the years ended December 31, 2021, and 2020:

	Year ended December 31, 2021	Year ended December 31, 2020

eCommerce	$9,277,750	$3,382,458

Wholesale	2,429,072	840,490

Butcher shop, restaurant and other	551,961	413,890

Total	$12,258,783	$4,636,838

27.	Income taxes
A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

Year ended December 31
	2021	2020

Net loss	$(54,559,923)	$(13,858,000)

Statutory tax rate	27%	27%

Expected income tax recovery at the statutory tax rate	$(14,731,000)	$(2,730,000)

Non-deductible items and other	(1,518,000)	324,000

Non-deductible share-based compensation	5,833,000	548,000

Share issue costs	(1,368,000)	(487,000)

Difference in foreign tax rates	133,000	(1,291,000)

Change in recognized deferred assets	11,651,000	3,636,000

Income tax recovery	$–	$–

The significant components of deferred income tax assets and liabilities as at December 31, 2021 and 2020 are as follows:

		As at December 31,
	2021	2020

Deferred tax assets (liabilities)

Inventory	$ (104,000)	$–

Property and equipment	104,000	–

Net deferred income tax assets (liabilities)	$ –	$–

The Very Good Food Company
|   Consolidated financial statements
For the Years Ended December 31, 2021 and 2020

27. Income taxes
(continued)
Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom:

	As at December 31,
	2021	2020

Non-capital loss carry-forwards	$46,259,000	$12,275,000

Deductible temporary differences	13,732,000	2,292,000

	$59,991,000	$14,567,000

Tax losses for which no deferred tax asset was recognised expire as follows:

	2021	Expiry date

Non-capital loss carry-forwards – Canada	$46,259,000	2037-2041

	2020	Expiry date

Non-capital loss carry-forwards – Canada	$12,275,000	2037-2040